Exhibit 99.1

ENERGY TRANSFER EQUITY TO COMBINE WITH WILLIAMS

Anticipated commercial synergies exceed $2 billion of incremental EBITDA by 2020

Up to $400 million of additional cost savings expected from the implementation of ETE’s shared service model

Williams’ stockholders can elect to receive shares issued by new ETE C- corp and/or cash, subject to proration if either is oversubscribed

Transaction is immediately accretive to cash flow and distributions for both ETE and WMB

Williams Partners L.P. (WPZ) to retain its name and remain headquartered in Tulsa

DALLAS, TEXAS AND TULSA, OKLAHOMA — September 28, 2015 — Energy Transfer Equity, L.P. (NYSE: ETE) (“ETE”) and The Williams Companies, Inc. (NYSE: WMB) (“Williams” or “WMB”) today announced a business combination transaction valued at approximately $37.7 billion, including the assumption of debt and other liabilities. This announcement follows the termination of the previously agreed merger agreement between WMB and Williams Partners L.P. (“WPZ”). The business combination between ETE and WMB was approved by the Boards of Directors of both entities. The combination will create the third largest energy franchise in North America and one of the five largest global energy companies. The combination will also benefit customers by enabling further investments in capital projects and efficiencies that would not be achievable absent the transaction.

Under the terms of the transaction, Energy Transfer Corp LP (“ETC”), an affiliate of ETE, will acquire Williams at an implied current price of $43.50 per Williams share. Williams’ stockholders will have the right to elect to receive as merger consideration either ETC common shares, which would be publicly traded on the NYSE under the symbol “ETC”, and / or cash. Elections to receive ETC common shares and cash will be subject to proration. Cash elections will be prorated to the extent they exceed $6.05 billion in the aggregate and stock elections will be prorated to the extent the full $6.05 billion cash pool is not utilized. Williams stockholders electing to receive stock consideration will receive a fixed exchange ratio of 1.8716 ETC common shares for each share of WMB common stock, before giving effect to proration. If all Williams’ stockholders elect to receive all cash or all stock, then each share of Williams common stock would receive $8.00 in cash and 1.5274 ETC common shares. In addition, WMB stockholders will be entitled to a special one-time dividend of $0.10 per WMB share to be paid immediately prior to the closing of the transaction. The special one-time dividend is in addition to the regularly scheduled WMB dividends to be paid before closing.

ETC will be treated as a corporation for U.S. federal income tax purposes, and holders of ETC common shares will therefore receive an IRS Form 1099, rather than a Schedule K-1, for federal income tax reporting. As part of this transaction, in exchange for the contribution by ETC to ETE of all of the assets and liabilities of WMB, ETE will issue to ETC a number of ETE Class E common units equal to the number of ETC common shares to be issued in the transaction. The Class E common units will be entitled to receive the same quarterly cash distribution per unit as the quarterly cash distribution per ETE common unit. As ETE has agreed to provide all administrative services to ETC and to indemnify ETC for all liabilities incurred by ETC, ETC is expected to distribute 100% of the after-tax cash distributions it receives from ETE to holders of ETC common shares on a quarterly basis as a cash dividend. ETC will benefit from a dividend equalization agreement through calendar 2018 with ETE that ensures that ETC shareholders will receive the identical cash dividend as an ETE unit holder.

To address any uncertainty as to how the newly listed ETC common shares, as a new security, will trade relative to ETE common units, ETE has agreed that, as part of the merger consideration, each ETC share will have attached to it one contingent consideration right (“CCR”). In the event the ETC common shares trade at a discount to the ETE common units on a daily volume-weighted average basis over the 23-month period following the 20th trading day after the closing of the transaction, ETC will make a one-time payment in an amount equal to such volume-weighted price differential (the “Shortfall Amount”). Any Shortfall Amount will be settled in ETC common shares (at the then current value) or cash at ETE’s election, and ETE will issue a proportionate amount of Class E common units to ETC. If ETC common shares trade at a premium to ETE common units over the same 23-month period, the CCR will expire with no value and a portion of the ETE Class E common units held by ETC will be cancelled based on the volume weighted average price differential, thereby reducing ETC’s ownership interest in ETE. There is also an automatic termination provision of the CCR if ETC trades above ETE on a daily VWAP basis for 20 consecutive trading days and there is no Shortfall Amount outstanding at the end of that 20 trading day period.

The transaction is expected to be tax-free to Williams’ stockholders, except with respect to any cash received. The parties believe that all stakeholders will benefit from the cash flow diversification associated with ownership in three large investment grade MLPs (Energy Transfer Partners, L.P. (“ETP”), Sunoco Logistics Partners L.P. (“SXL”) and WPZ). As a result, the combination creates a truly unique and diversified collection of compatible businesses that will drive greater near- and long-term value.

Kelcy Warren, ETE’s Chairman, said: “I am excited that we have now agreed to the terms of this merger with Williams. I believe that the combination of Williams and ETE will create substantial value for both companies’ stakeholders that would not be realized otherwise.”

Frank T. MacInnis, Chairman of the Williams Board of Directors, said: “After a comprehensive evaluation of strategic alternatives, including extensive discussions with numerous parties, the Williams Board of Directors concluded that a merger with Energy Transfer Equity is in the best interests of Williams’ stockholders and all of our other stakeholders. The merger provides Williams stockholders with compelling value today as well as the opportunity to benefit from enhanced growth projects.”

Alan Armstrong, President and Chief Executive Officer of Williams, said: “Williams’ intense focus on connecting the best natural gas supplies to the best natural gas markets will be a significant complement to the ETE family of diverse energy infrastructure. As a combined company, we will have enhanced prospects for growth, be better able to connect our customers to more diverse markets, and have more stability in an environment of low commodity prices. Importantly, Williams Partners will retain its current name and remain a publicly traded partnership headquartered in Tulsa, Oklahoma.”

During the course of its diligence process over the last ten weeks, the Energy Transfer family has identified significant commercial synergies. These synergies run across a broad spectrum, ranging from new revenue opportunities, improved operational efficiencies and performance, new capital opportunities and prioritization of existing capital projects. ETE expects that the anticipated EBITDA from these commercial synergies will exceed $2 billion per year by 2020 (or more than 20% of the estimated current pro forma EBITDA for the combined company) and will require overall incremental capital investment of more than $5 billion to achieve.

As part of the merger, WPZ will retain its current name and remain a publicly traded partnership headquartered with a meaningful ongoing presence in Tulsa, Oklahoma. Also as a result of this announcement, WMB and WPZ are withdrawing their financial guidance. ETE expects no impact from this transaction on the credit ratings of ETP, SXL, Sunoco L.P. (“SUN”) or WPZ.

ETE and Williams believe there are numerous meaningful benefits from a proposed combination:

ETE Stakeholders

•	At closing, the transaction will be immediately accretive to distributable cash flow and distributions per unit for ETE and is expected to be credit positive to ETE’s credit ratings;

•	ETE’s distribution growth rate is expected to remain at its current level;

•	as a result of diligence, the size of both the expected cost savings and the anticipated commercial synergies exceeds ETE’s previous expectations and will help ensure that the duration of ETE’s distribution growth rate will be longer as a result of the transaction;

•	the introduction of cash into the transaction consideration has reduced the ETC share issuance by over 260 million shares (or approximately 18.5% of the overall ETC share issuance);

•	the number of possible opportunities to migrate assets within the Energy Transfer family and find additional commercial opportunities, not currently quantified, within the expanded asset base will increase significantly, thereby creating more value for ETP, SXL, WPZ and SUN, which in turn will result in increased cash flow growth for ETE;

•	the ability of ETE to broaden its overall shareholder base through the ETC structure; and

•	the creation of ETC will result in increased liquidity for ETE unitholders because of the option for ETE unitholders to exchange ETE common units for ETC common shares.

WMB Stakeholders

•	A compelling transaction that provides Williams’ stockholders with:

•	an attractive premium to the implied trading price of WMB assuming WMB traded in line with either the Alerian index or its midstream peers since the date of ETE’s initial offer;

•	a pro forma level of dividend per ETC common shares received that will exceed the 2016 dividend per WMB share that Williams had forecast on a pro forma basis for the Williams/WPZ merger;

•	ETC dividend growth superior to that of Williams on a pro forma basis for the proposed Williams/WPZ merger;

•	the option to elect cash in the transaction will allow Williams’ stockholders to monetize, on a taxable basis, all or some of their investment in WMB, subject only to the aggregate $6.05 billion pool of cash consideration being fully utilized;

•	the exchange of WMB shares for ETC common shares is expected to be tax free to WMB stockholders, except with respect to cash received;

•	for each outstanding ETC common share, ETC will receive from ETE the same cash distribution per quarter as ETE distributes with respect to each ETE common unit;

•	ETC will benefit from a dividend equalization agreement through calendar 2018 that ensures that ETC shareholders will receive the identical cash dividend as an ETE unitholder;

•	the CCR is intended to address any trading price differences between ETC and ETE during the two-year period following closing;

•	ETE will become co-obligor of Williams’ existing debt and Williams’ credit facility will be terminated at closing; and

•	ETC common shares are expected to have tremendous liquidity, a strong growth profile and the potential for inclusion in the S&P 500 index (similar to WMB’s current inclusion in that index).

WPZ Stakeholders

•	There is no expected impact to WPZ’s credit ratings as a result of the ETE/Williams combination;

•	WPZ unitholders will have greater distributable cash flow from material cost savings and synergies of up to $400 million per annum with WPZ joining the Energy Transfer shared service model;

•	the combination will create new commercial opportunities for WPZ, including the potential to acquire assets from the overall Energy Transfer group, that will improve WPZ’s business outlook, cash flow growth and overall financial profile;

•	WPZ unitholders will benefit from having a general partner, ETE, that, based on the unique intrinsic financial and strategic optionality in the Energy Transfer family, will be in a position to help WPZ fully realize its long-term growth potential; and

•	WPZ will receive a $428 million break-up fee for the termination of its merger agreement with WMB payable to all outstanding limited partnership units of WPZ including WMB’s approximate 60 percent ownership.

Regulatory Process and Transaction Timing

The closing of the transaction is subject to customary conditions, including the receipt of approval of the merger from Williams’ stockholders and all required regulatory approvals, including approval pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR”). ETE and Williams anticipate that the transaction will be completed in the first half of 2016. There is no requirement for an ETE unitholder vote, providing additional deal certainty to Williams’ stockholders. The parties intend to commence the integration planning process immediately following receipt of HSR clearance to ensure that the implementation of the shared service model between Energy Transfer and WMB/WPZ is fully effective and functioning at completion of the merger.

Investor Conference Call

Energy Transfer will hold a conference call to discuss the transaction today at 8 a.m. Central Time (9 a.m. Eastern Time).

The dial-in number for the call is 1-866-700-5192 in the United States, or +1-617-213-8833 outside the United States, passcode 64571414. A live webcast of the call may be accessed on the Investor Relations page of Energy Transfer’s website at www.energytransfer.com. The call will be available for replay for seven days by dialing 1-888-286-8010 (from outside the U.S., +1-617-801-6888) passcode 55056274. A replay of the broadcast will also be available on Energy Transfer’s website for 30 days.

Energy Transfer Equity, L.P. (NYSE:ETE) is a master limited partnership which owns the general partner and 100% of the incentive distribution rights (IDRs) of Energy Transfer Partners, L.P. (NYSE:ETP) and Sunoco, LP (NYSE:SUN), approximately 2.6 million ETP common units, approximately 81.0 million ETP Class H Units, which track 90% of the underlying economics of the general partner interest and IDRs of Sunoco Logistics Partners L.P. (NYSE:SXL), and 100 ETP Class I Units. On a consolidated basis, ETE’s family of companies owns and operates approximately 71,000 miles of natural gas, natural gas liquids, refined products, and crude oil pipelines.

Williams (NYSE:WMB) is a premier provider of large-scale infrastructure connecting North American natural gas and natural gas products to growing demand for cleaner fuel and feedstocks. Headquartered in Tulsa, Okla., Williams owns approximately 60 percent of Williams Partners L.P. (NYSE:WPZ), including all of the 2 percent general-partner interest. Williams Partners is an industry-leading, large-cap master limited partnership with operations across the natural gas value chain from gathering, processing and interstate transportation of natural gas and natural gas liquids to petchem production of ethylene, propylene and other olefins. With major positions in top U.S. supply basins and also in Canada, Williams Partners owns and operates more than 33,000 miles of pipelines system wide – including the nation’s largest volume and fastest growing pipeline – providing natural gas for clean-power generation, heating and industrial use. Williams Partners’ operations touch approximately 30 percent of U.S. natural gas.

Forward-looking Statements

This communication may contain forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the merger of ETE and Williams, the expected future performance of the combined company (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q for each of ETE, ETP, SXL, SUN, WMB and WPZ filed with the U.S. Securities and Exchange Commission (the “SEC”) and assumptions, risks and uncertainties relating to the proposed transaction, as detailed from time to time in ETE’s, ETP’s, SXL’s, SUN’s, WMB’s and WPZ’s filings with the SEC, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that ETE, ETP, SXL, SUN, WMB and WPZ file from time to time with the SEC include, but are not limited to: (1) the ultimate outcome of any business combination transaction between ETE and ETC and Williams; (2) the ultimate outcome and results of integrating the operations of ETE and Williams, the ultimate outcome of ETE’s operating strategy applied to Williams and the ultimate ability to realize cost savings and synergies; (3) the effects of the business combination transaction of ETE, ETC and Williams, including the combined company’s future financial condition, operating results, strategy and plans; (4) the ability to obtain required regulatory approvals and meet other closing conditions to the transaction, including approval under HSR and Williams stockholder approval, on a timely basis or at all; (5) the reaction of the companies’ stockholders, customers, employees and counterparties to the proposed transaction; (6) diversion of management time on transaction-related issues; (7) unpredictable economic conditions in the United States and other markets, including fluctuations in the market price of ETE common units and ETC common shares; (8) the ability to obtain the intended tax treatment in connection with the issuance of ETC common shares to Williams stockholders; and (9) the ability to maintain Williams’, WPZ’s, ETP’s, SXL’s and SUN’s current credit ratings. All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Neither ETE nor WMB undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. This communication relates to the entry by ETE and Williams into definitive agreements for a combination of the two companies. In furtherance of this proposal and subject to future developments, ETE, ETC and Williams may file one or more registration statements, proxy statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document ETE, ETC or Williams may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF ETE AND WILLIAMS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Williams. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by ETE, ETC and Williams through the web site maintained by the SEC at http://www.sec.gov. Copies of the documents filed by ETE and ETC with the SEC will be available free of charge on ETE’s website at www.energytransfer.com or by contacting Investor Relations at 214-981-0700 and copies of the documents filed by Williams with the SEC will be available on Williams’ website at investor.williams.com.

ETE and its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the directors and officers of ETE’s general partner is contained in ETE’s Annual Report on Form 10-K filed with the SEC on March 2, 2015 (as it may be amended from time to time). Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from ETE using the sources indicated above.

Williams and its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the directors and officers of Williams is contained in Williams’ Annual Report on Form 10-K filed with the SEC on February 25, 2015 (as it may be amended from time to time). Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Williams using the sources indicated above.

Energy Transfer Contacts

Investor Relations:

Brent Ratliff

214-981-0795 (office)

Lyndsay Hannah

214-840-5477 (office)

Or

Media Relations:

Granado Communications Group

Vicki Granado

214-599-8785 (office)

214-498-9272 (cell)

Brunswick Group

Steve Lipin

(212) 333-3810 (office)

Mark Palmer

(214) 254-3790 (office)

Williams Contacts

Investor Relations:

John Porter

(918) 573-0797 (office)

Brett Krieg

(918) 573-4614

Or

Media Relations:

Lance Latham

(918) 573-9675

Joele Frank, Wilkinson Brimmer Katcher

Dan Katcher / Andrew Siegel / Dan Moore

212-355-4449